UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Percon Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     71361E1
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 71361E1                                                    Page 2 of 9
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael P. Coughlin
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               12,566
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY
                              629,075
      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               12,566
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH
                              629,075
                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      641,541
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      16.2%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 2 of 9 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 71361E1                                                    Page 3 of 9
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Katherine Coughlin
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY
                              629,075
      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH
                              629,075
                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      629,075
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.9%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 3 of 9 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 71361E1                                                    Page 4 of 9
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Coughlin Family Limited Partnership
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY
                              629,075
      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH
                              629,075
                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      629,075
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.9%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 4 of 9 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Percon Incorporated.

      (b) The Issuer's executive offices are located at 1720 Willow Creek Circle, Suite 530, Eugene, OR 97402-9171.

Item 2.     Reporting Person and Security

      (a) This Statement is filed by Mr. Michael P. Coughlin, an individual, Ms. Katherine Coughlin, an individual, and The Coughlin Family Limited Partnership, a partnership ("CFLP").

      (b) Mr. Coughlin's business address is 1720 Willow Creek Circle, Suite 530, Eugene, OR 97402-9171. Ms. Coughlin's business address is 1720 Willow Creek Circle, Suite 530, Eugene, OR 97402-9171. CFLP's business address is 1720 Willow Creek Circle, Suite 530, Eugene, OR 97402-9171.

      (c) Mr. Coughlin and Ms. Coughlin are citizens of the United States of America. CFLP is organized in the United States of America.

      (d)   This Statement relates to shares of Common Stock of Percon
Incorporated.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 71361E1.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, CFLP may be deemed to be the beneficial owner of a total of 629,075 shares of Issuer Common Stock, Mr. Coughlin may be deemed to be the beneficial owner of a total of 641,541 shares of Issuer Common Stock, 6,000 shares of which are subject to options currently exercisable or exercisable within 60 days of December 31, 1996, and Ms. Coughlin may be deemed to be the beneficial owner of a total of 629,075 shares of Issuer Common Stock.

      (b) Of the 3,954,173 shares of the Issuer's Common Stock outstanding as of November 12, 1996, as reported in the Issuer's most recent quarterly report, CFLP's beneficial ownership represented approximately 15.9%, Mr. Coughlin's beneficial ownership represented approximately 16.2% and Ms. Coughlin's beneficial ownership represented approximately 15.9%.

      (c) CFLP has shared power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that it beneficially owns. Mr. Coughlin and Ms. Coughlin are general partners of CFLP. In such capacity, they may be deemed to share with CFLP voting and/or investment power with respect to the 629,075 shares of Issuer Common Stock held by CFLP. Mr. Coughlin has sole voting and dispositive power with respect to 12,566 shares of the Issuer's Common Stock which he holds outside of CFLP.


                               Page 5 of 9 pages

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


                               Page 6 of 9 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 13, 1997
                                        ----------------------------------------
                                                          Date


                                                   MICHAEL P. COUGHLIN
                                        ----------------------------------------
                                                   Michael P. Coughlin


                               Page 7 of 9 pages

                                 EXHIBIT INDEX


EXHIBIT      DESCRIPTION                                                   PAGE

A            Joint Filing Agreement between Michael P. Coughlin,             9
             Kathleen Coughlin and The Coughlin Family Limited
             Partnership


                               Page 8 of 9 pages